Mail Stop 4561

May 28, 2008

Mr. David DeWalt
Chief Executive Officer and President
McAfee, Inc.
3965 Freedom Circle
Santa Clara, California 95054

> **Re: McAfee, Inc.**
> **Form 10-K and 10-KA for the Fiscal Year Ended December 31, 2007**
> **Filed February 27, 2008 and April 29, 2008, respectively**
> **File No. 001-31216**

Dear Mr. DeWalt:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

Results of Operations, page 41

1.   You indicate that net revenue from corporate business increased during 2007 compared to 2006 primarily due to an 11% increase in system security products, a 26% increase in network security products and a 35% increase in McAfee

Foundstone offerings. You provide similar disclosure for 2006 compared to 2005. Item 303(a)(3)(iii) of Regulation S-K requires a narrative discussion of the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. Please provide us, with a view toward disclosure in future filings, with a narrative discussion of this nature for the periods indicated.

2.   Disclosures throughout your filing suggest that the number of subscribers and the rate at which you attract new subscribers are key indicators of performance. Tell us what consideration you gave to quantifying your subscription renewal rates and the rate at which you attract new subscribers. Refer to Instruction 4 to Item 303(a) of Regulation S-K and the related interpretive guidance in Section III.D of SEC Release 33-6835 Interpretation: Management's Discussion and Analysis of Financial Condition and Results of Operations when preparing your discussion.

3.   We note from your disclosures on page 19 that the mix of products you sell and services you offer contributes to the fluctuations in your operating results, particularly your gross profit margin. We further note that your total profit margin was approximately 82.7%, 78.4% and 76.6% in fiscal 2005, 2006 and 2007, respectively. Tell us how you considered including a discussion of the changes in your gross profit margins as it relates to the change in your product and service offerings (corporate versus consumer, hardware versus software, and perpetual licenses versus subscription).

Liquidity and Capital Resources, page 57

4.   Please explain further why the Company expects days sales outstanding to continue to be impacted by the acquisition of SafeBoot (in fiscal 2007) and ScanAlert (in the first quarter of fiscal 2008). Also, tell us how you considered expanding your disclosures to include an explanation of the basis for this statement.

Contractual Obligations, page 62

5.   Tell us your consideration to disclose the Company's obligations for unrecognized tax benefits in your table of contractual obligations. We refer you to Item 303(A)(5) of Regulation S-K.

Item 9A. Controls and Procedures, page 66

6.   Your disclosure indicates that your chief executive officer and chief accounting officer did not fully evaluate the effectiveness of your disclosure controls and procedures, as defined in Rule 13a-15(e) under the Exchange Act, for the relevant period. The rule requires that the disclosure controls and procedures be "designed

to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act…is recorded, processed, summarized and reported, within the time frames specified in the Commission's rules and forms," and that they also be designed to ensure that "information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer's management . . . as appropriate to allow timely decisions regarding required disclosure." Please confirm, if true, that management evaluated the effectiveness of your disclosure controls and procedures for the relevant period with regard to all of the elements of Rule 13a-15(e). We note that in your subsequently filed Form 10-Q for the quarterly period ended March 31, 2008 you have referred to the definition contained in Rule 13a-15(e). Please continue this practice for future periods, or cite to the entire definition contained in Rule 13a-15(e) when presenting this information in your quarterly and annual reports.

Note 2. Summary of Significant Accounting Policies, page 80

Revenue Recognition, page 84

7.   We note that the fair value of maintenance and support services is determined based on both the contractual renewal rates stated in the contract and the price for which the undelivered element is sold separately. We also note from your disclosures in the filing that the Company has historically encountered significant pricing pressures from your customers. For renewal rates stated in the contract, tell us what percentage of your customers actually renew at the stated rates and tell us how you considered paragraph 57 of SOP 97-2 in determining that such rates were substantive. Also, please explain further what impact price negotiations at renewal have on your ability to establish VSOE of PCS. Further, please tell us what your normal pricing practices are and tell us how you account for contracts that have stated renewal rates either above or below this "normal" range.

8.   In addition, for multiple-element arrangements for which the PCS renewal rates are not stated in the contract, tell us how you determine VSOE for such arrangements pursuant to paragraph 10 of SOP 97-2. Further address the issue that if your VSOE varies from customer to customer, how you can reasonably estimate fair value.

9.   We note that substantially all your software arrangements are sold in multiple-element arrangements, which include licenses and either maintenance or both maintenance and professional services. We further note that for certain arrangements, the Company is unable to establish VSOE of fair value for all undelivered elements and that these arrangements are classified as support and service revenues (and the related cost of sales) in your consolidated statement of operations. Please tell us the amount of revenues earned from these arrangements

for each period presented. Also, tell us whether you considered including in your presentation a separate revenue, and related cost of revenue, line item for such bundled arrangements that are not separable because of the absence of VSOE for the undelivered elements.

10. We note that the Company derives revenue from government agencies. Tell us how you considered paragraphs 32 – 33 of SOP 97-2 in accounting for any fiscal funding clauses included in your software arrangements. Also tell us how fiscal funding clauses or other government contract contingencies impact your revenue recognition for other services and products you provide.

11. Tell us more about the contractual arrangements with your corporate customers. For instance, if your enterprise product sales include services such as installation and customization then tell us whether you consider these services to be essential to the functionality of your software products. In this regard, we note your disclosures on page 8 where you indicate that your managed service provider solutions are customized, monitored and updated for a specific customer. In addition, please explain further your revenue recognition policy as it relates to arrangements that include such services and please distinguish between perpetual license sales and subscription sales that include these services.

Note 5. Marketable Securities and Cash and Cash Equivalents, page 93

12. We note your discussion of the factors considered in evaluating securities for an other-than-temporary impairment and your statement that such determination is "a subjective process, requiring the use of judgments and assumptions." Please tell us why you do not consider your accounting for marketable securities to be a critical accounting policy pursuant to the guidance in SEC Releases 33-8350.

Note 16. Provision for Income Taxes, page 113

13. We note that upon adoption of FIN 48 the Company recognized a decrease of $125.6 million in the liability for unrecognized tax benefits. Please provide more insight as to the reasons for the benefit recognized upon adoption of FIN 48. For instance, tell us what threshold was applied in recognizing your tax liability prior to the adoption of FIN 48 and tell us to which tax positions these adjustments relate.

14. We note your adjustment to the federal statutory tax rate for "actual/deemed repatriation of earnings from foreign subsidiaries." We also note from your disclosures on page 115 that the Company intends to indefinitely reinvest the current and/or future earnings of your foreign subsidiaries and as such US income taxes have not been provided for on a cumulative total of approximately $391.6 million of earnings of certain non-US subsidiaries. Based on these disclosures,

please explain further why you are adjusting your statutory tax rate for repatriated earnings and tell us the specific accounting guidance you are relying upon.

15.   We note the $21,258 adjustment to the statutory tax rate in fiscal 2007 for "provision (benefit) for accruals for tax exposures and valuation allowance". We also note your disclosures on page 66 where you indicate that the fourth quarter of 2007 net income was negatively impacted by adjustments to the Company's provision for income taxes of approximately $24 million related to uncertain tax positions, other taxes reserves and adjustments to taxes payable. Tell us if the tax rate adjustment is related to the fourth quarter tax provision adjustment and explain further the reasons for these adjustments. Also, please confirm that these adjustments (particularly the fourth quarter adjustment) did not relate to any prior periods. In this regard, we note your discussion on page 66 of the material weaknesses in your accounting for income taxes in which errors were detected in the tax calculations for your quarterly and annual financial statements. Tell us the revisions made to both your quarterly and annual financial statements to correct these errors.

16.   We note that the earnings from the Company's foreign operations in India are subject to a tax holiday from a grant effective through March 31, 2009. Tell us how you considered SAB Topic 11.C to disclose the aggregate dollar and per share effects of the tax holiday.

17.   Please explain further the "acquisition integration activities" that resulted in a 22 basis point increase in your effective tax rate in the quarter ended March 31, 2008. Tell us which acquisition[s] this activities relate to and tell us why these activities did not impact your tax provision for any previously reported periods.

Schedule II Valuation and Qualifying Accounts, page 131

18.   We note your valuation analysis for sales returns and other incentives. Please provide us with a separate rollforward for each of these allowances (i.e. sales returns and other incentives). Additionally, tell us how you considered presenting a rollforward for each allowance separately in your notes to the financial statements. Refer to Rule 12-09 of Regulation S-X.

Exhibits

19.   Disclosures throughout your filing indicate that you rely significantly on distributors, and that sales through each of Ingram Micro and Tech Data accounted for approximately 10% or more of net revenue for each of your last three fiscal years. However, you have not filed a distribution agreement or similar contract with either Ingram Micro or Tech Data as an exhibit to your annual report. Please provide us with an analysis as to how you determined that

your agreements, if any, with these distributors do not need to be filed pursuant to Item 601(b)(10) of Regulation S-K. We also note that Tech Data was a related person of yours during the period covered by the report.

Form 10-K/A for the Year Ended December 31, 2007

Item 11. Executive Compensation

20.   Please tell us why you have not provided quantitative disclosure of the terms of the performance targets utilized in determining incentive compensation for your executive officers for fiscal year 2007. If you believe that disclosure of the performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, as you indicate in your disclosure, please provide a supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 or David Orlic, Special Counsel at (202) 551-3503. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief